TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

        April 26, 2022
Via EDGAR
Ms. Kimberly Browning, Senior Counsel,
    Division of Investment Management,
        United States Securities and Exchange Commission,
            100 F Street, N.E.,
                Washington, DC 20549.
Re:    Carlyle Secured Lending, Inc.
Preliminary Proxy Statement
Filing Date: April 13, 2022
File No. 814-00995

Dear Ms. Browning:

On behalf of our client, Carlyle Secured Lending, Inc. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on April 22, 2022 with respect to the Company’s Preliminary Proxy Statement referenced above.
For the Staff’s convenience, the text of the Staff’s comments is set forth below, followed by the Company’s responses. We note for the information of the Staff that the Company intends to file via EDGAR the Company’s definitive proxy statement (the “Definitive Proxy Statement”) on or about the close of business on April 29, 2022.

Ms. Kimberly Browning	-2-

1.The Staff notes that while the cover letter included with the Preliminary Proxy Statement is clearly labeled “preliminary” as is the proxy card included with the Preliminary Proxy Statement, the first page of the Proxy Statement is not so labeled. In accordance with Rule 14a-6(e) please include the word “preliminary” on the first page of any preliminary proxy statement you submit in the future.
Company’s Response: The Company acknowledges the Staff’s comment.
2.Please confirm supplementally that the Company will follow “Staff Guidance for Conducting Shareholder Meetings in Light of Covid-19 Concerns,” a copy of which is available on the Commission’s website.
Company’s Response: The Company confirms supplementally that it will comply in all material respects with the above-referenced guidance.
3.Please confirm supplementally that a virtual stockholder meeting is consistent with state law and the Company’s governing documents and provide a citation to the applicable state law.
Company’s Response: The Company confirms supplementally that a virtual stockholder meeting is consistent with Maryland corporate law and the Company’s governing documents. In particular, under Section 2-502 of the Maryland General Corporation Law, unless restricted by the charter or bylaws of the corporation, a corporation may allow stockholders to participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. The statute further provides that participation in a meeting by the means authorized by the statute constitutes presence in person at the meeting. The Company notes for the information of the Staff that neither its charter nor its Amended and Restated Bylaws contain such a restriction.
4.Please confirm supplementally whether the Company contemplates any intentional changes to a stockholder’s virtual meeting experience at the proposed virtual stockholder meeting when compared to a stockholder’s in-person meeting experience at an in-person stockholder meeting. For example, will a stockholder be able to ask questions or make statements?
Company’s Response: The Company confirms supplementally that it does not contemplate any intentional changes to a stockholder’s virtual meeting experience when compared to a stockholder’s in-person meeting experience. For example,

Ms. Kimberly Browning	-3-

the Company will not prevent a stockholder from asking questions or making statements to the extent such statements or questions are germane to the meeting.
5.The Staff requests that the Company consider providing a technical assistance phone number for stockholders to call in the event of a day of meeting problem.
Company’s Response: The Company acknowledges the Staff’s request and will consider making such a number available.
6.The Staff asks that the Company explain supplementally why it is seeking stockholder approval at this time when it does not need further stockholder approval to sell at below net asset value prior to October 28, 2022. Did the Company consider the cost of the solicitation in determining to hold a meeting in June 2022?
Company’s Response: The Company supplementally informs the Staff that management and the Board determined that it would be in the best interests of stockholders to align the date of a special meeting to seek stockholder approval of a below net asset value issuance with the date of its annual meeting of stockholders and seek to take advantage of potential economies to be realized with respect to solicitation activities. By holding both the annual and special meetings on the same date, the Company believes it is more likely to attract stockholder attention in the Company and generate voting interest. In response to the Staff’s question, the Company notes that the cost of solicitation was considered as was the cost of a separate solicitation and meeting shortly following the June 2022 meeting in light of the October 2022 expiration of the 2021 authorization.
7.The Staff asks the Company to respond supplementally with respect to whether in determining to submit the current proposal to stockholders the Company’s Board of Directors considered that the Company’s investment adviser would benefit from an issuance of common stock through an increase in the Company’s base management fee and as such has a conflict of interest in making any recommendation to the Company regarding such matter.
Company’s Response: The Company supplementally informs the Staff that the Board has not authorized an issuance of common stock at below net asset value at this time. The Board has approved only the submission of a proposal to allow the Company to issue common stock at below net asset value without the need for further stockholder approval. Page 6 of the Preliminary Proxy Statement includes the following: “any transaction where the Company would sell Shares, including the nature and amount of consideration that would be received by the Company at the time of sale and the use of any such consideration, will be reviewed and approved by the Board at the time of sale.” (emphasis added). The Company’s Board of Directors is acutely aware that the Company’s base management fee is

Ms. Kimberly Browning	-4-

based on gross assets and considers this in approving any transaction that would have the effect of increasing the Company’s gross assets.
8.The Staff notes that in light of the matter to be voted on, a broker is not authorized to submit a proxy unless the beneficial owner of shares gives it instruction to vote. As a result, there will be no broker non-votes at the meeting. Please revise the disclosure accordingly to remove references to broker non-votes.
Company’s Response: The Company respectfully declines to remove references to broker non-votes. The Company notes for the information of the Staff that Item 21 of Schedule 14a requires that the Company disclose “the treatment and effect under applicable state law and registrant charter and bylaw provisions of abstentions [and] broker non-votes.” Nonetheless, in response to the Staff’s comment, the Company will revise the disclosure on page 1 as follows: Because the proposal to be voted on at the Meeting is not considered a routine matter, brokers do not have authority to vote on the proposal without instruction from their client. Accordingly, there will be no broker non-votes at the Meeting.
9.The Company’s Notice of a Special Meeting of Stockholders and the accompanying Preliminary Proxy Statement make reference to adjournment of the special meeting. It is the Staff’s position that Rule 14a-4(c) requires that a decision to adjourn a meeting be the subject of a proposal on which stockholders may vote.
Company’s Response: The Company respectfully disagrees with the Staff’s position.
In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (Feb. 6, 1973) (the “Adjournment Release”), the Commission withdrew proposed Rule 20a-4 under the Investment Company Act of 1940, as amended (the “1940 Act”), which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In its release withdrawing the proposed rule, the Commission expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders:
Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield

Ms. Kimberly Browning	-5-

sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the [SEC] will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.
The Commission has thus expressly authorized investment company management to decide whether to adjourn a stockholder meeting for the purpose of soliciting stockholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders.  The Company represents that it will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.
The Company further notes that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release, therefore, does not support the notion that such adjournments are a substantive proposal for which proxies must be solicited independently. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the Commission’s Disclosure Operations: Proxy Rules Reference Book (1980):
A question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.
Consistent with Maryland General Corporation Law, Article II, Section 5 of the Company’s Amended and Restated Bylaws expressly provides that the chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation: “(h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting.” As a result, the Company believes that any adjournments made pursuant to the Definitive Proxy Statement will be consistent with Rule 14a-4.
Rule 14a-4(c)(7) states that a proxy may confer discretionary authority to vote on matters incident to a shareholder meeting. As implied by the Proxy Rules Reference Book, and consistent with our understanding of general operating

Ms. Kimberly Browning	-6-

company practice, whether a matter is “incident to the conduct of the meeting” is a question of state law.
In addition, the proxy that will be included with the Definitive Proxy Statement will explicitly state that “[t]he named proxies are also authorized to vote in their discretion on such other matters as may properly come before the Special Meeting of Stockholders” and the Definitive Proxy Statement will include the following: “[s]hould any procedural matter requiring a vote of stockholders arise, it is the intention of the persons named in the proxy to vote in accordance with their discretion on such procedural matters.” As a result, any stockholders who execute a proxy will have authorized the named proxies to adjourn the meeting in their discretion (subject to the considerations in the Adjournment Release). We are aware of no precedent suggesting adjournments are excluded from “matters incident to the conduct of the meeting” under Rule 14a-4(c)(7). Conversely, the Adjournment Release and proposed Rule 20a-4 expressly contemplate that such adjournments, in the absence of the adoption of Rule 20a-4, are within Company management’s discretionary authority when voting proxies. We believe, therefore, that adjournments are not prohibited by Rule 14a-4(d)(4), as they are “matters referred to in” Rule 14a-4(c)(7), and that the Definitive Proxy Statement and the actions contemplated therein are consistent with Rule 14a-4.
The Company notes for the information of the Staff that the proxy statement for Ares Capital Corporation, dated June 8, 2021 (the “ARCC Proxy Statement”), and the proxy statement for Prospect Capital Corporation, dated March 14, 2022 (the “PSEC Proxy Statement”), which are proxy statements for special meetings of Maryland corporations to consider the same proposal as the Company at its upcoming special meeting, each refer to adjournment and neither includes a proposal with respect to adjournment.
10.The Company’s Notice of a Special Meeting of Stockholders and the accompanying proxy statement make reference to postponement of the special meeting. It is the Staff’s position that Rule 14a-4(c) requires that a decision to postpone a meeting be the subject of a proposal on which stockholders may vote.
Company’s Response:
The Company respectfully disagrees with the Staff’s position. Procedurally, postponement occurs prior to the convening of the meeting. Proxies are voted at the meeting. Accordingly, it would be inappropriate to use proxies outside of a meeting and such action is not a matter “incident to the conduct of the meeting” for purposes of Rule 14a-4(c).
This view is consistent with Maryland corporate law and the Company’s Amended and Restated Bylaws. Section 2-511(d)(2) of the Maryland General Corporation Law provides that “[p]rior to being convened, a meeting of

Ms. Kimberly Browning	-7-

stockholders may be postponed from time to time to a date not more than 120 days after the original record date” (emphasis added). Article II, Section 4 of the Company’s Amended and Restated Bylaws provides that the Company may postpone or cancel a meeting of stockholders by making a public announcement of such postponement or cancellation prior to the meeting (emphasis added). No vote of stockholders is required.
The Company notes for the information of the Staff that the ARCC Proxy Statement and the PSEC Proxy Statement each refer to a postponement and neither includes a proposal with respect to postponement.
11.The Staff believes that the caption on page 9 of the Preliminary Proxy Statement entitled “Dilution and Key Considerations” should refer to “Risk Factors” given the disclosure that follows. Please revise.
Company’s Response: In response to the Staff’s comment, the Company will revise the referenced caption to “Dilution and Other Risk Considerations.”

Ms. Kimberly Browning	-8-

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.
Sincerely
By:    /s/ William G. Farrar
    William G. Farrar
    Sullivan & Cromwell LLP

cc:    Joshua Lefkowitz
Teresa Jung
(Carlyle Secured Lending, Inc.)